DIVERCITY INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
July 2nd, 2019

DIVERCITY INC
INDEX TO FINANCIAL STATEMENTS
(unaudited)

Unaudited- See accompanying notes.

DIVERCITY INC
BALANCE SHEETS
FROM JANUARY 1ST, 2018 – DECEMBER 31ST, 2018
(unaudited)

Current assets:	
Cash and cash equivalents	43,745
Total current assets	43,745
Non-current assets:	
Capitalized Software (net)	90,207
Total assets	**133,952**
Liabilities and members' equity:	
Commitments and contingencies	-
Members equity	150,000
Retained earnings	(16,048)
Total liabilities and members' equity	**133,952**

Unaudited- See accompanying notes.

DIVERCITY INC
INCOME STATEMENT
FROM JANUARY 1ST, 2018 – DECEMBER 31ST, 2018
(unaudited)

Revenue	-
Cost of services:	
Hosting fees	2,796
Total cost of services	**2,796**
General & administrative costs	11,881
Marketing	1,370
Amortization of software	-
Total operating expenses	13,252
Net Income (loss)	**(16,048)**

Unaudited- See accompanying notes.

DIVERCITY INC
STATEMENT OF CASH FLOWS
FROM JANUARY 1ST, 2018 – DECEMBER 31ST, 2018
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:

Operating activities:

Net income/(loss)	(16,048)
Depreciation and amortization	-
Net cash provided by operating activities	(16,048)

Investing activities:

Investment in capitalized software	(90,207)
Net cash used in investing activities	(90,207)

Financing activities

Proceeds from paid in capital	150,000
Net cash provided by financing activities	150,000

Net increase in cash and cash equivalents	43,745
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	**43,745**

Unaudited- See accompanying notes.

DIVERCITY INC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS
Divercity, Inc. is a diversity and inclusion hiring platform and professional network. It
is a technology company formed in the state of Delaware in 2018 and headquartered
in Los Angeles, CA.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting
principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to
make certain estimates and assumptions that affect the reported amounts of assets and liabilities,
and the reported amount of expenses during the reporting periods. Actual results could materially
differ from these estimates. It is reasonably possible that changes in estimates will occur in the
near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of
the United States, and in the State of Delaware.

Going Concern and Management Plans

The Company has a limited operating history. We will incur significant additional costs for
operations and production until revenues can be derived. These matters raise substantial doubt
about the Company's ability to continue as a going concern. During the next 12 months, the
Company intends to fund its operations with our Regulation Crowdfunding campaign, and
additional debt and/or equity financing as available and determined to be necessary. There are no
assurances that management will be able to raise capital on terms acceptable to the Company. If
we are unable to obtain sufficient amounts of additional capital, we may be required to reduce
the scope of our planned development, which could harm our business, financial condition and
operating results. The financial statements do not include any adjustments that might result from
these uncertainties.

Unaudited- See accompanying notes.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include not enough parents signing up their children to learn mandarin or greater than expected expenses. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is recognized as earned.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 4 – SUBSEQUENT EVENTS
Management considered events subsequent to the end of the period but before July 2 nd, 2019, the date that the financial statements were available to be issued.

Unaudited- See accompanying notes.